UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 8-K

CURRENT REPORT
Pursuant to Section 13
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):
December 20, 2005

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	0-13163	71-0581897
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Information Way, P.O. Box 8180
Little Rock, Arkansas 72203-8180
(Address of principal executive offices)

(501) 342-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. Other Events

The Registrant issued a press release, dated December 20, 2005 (the "Press Release"), which is attached as Exhibit 99.1 hereto and incorporated herein reference.

ITEM 9.01. Financial Statement and Exhibits

(c) Exhibits

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACXIOM CORPORATION

Date: December 27, 2005

By: /s/ Jerry C. Jones
      Name: Jerry C. Jones
      Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release



ACXIOM®

#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

EXHIBIT 99.1

For more information, contact:
Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321

Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom® Board Unanimously Rejects ValueAct Proposal

LITTLE ROCK, Ark. — December 20, 2005 — Acxiom Corporation (NASDAQ: ACXM) announced today that its Board of Directors has unanimously rejected ValueAct Capital's (VA) proposal, as detailed in its letter of October 21, 2005, to acquire all of the shares it does not already own at a cash purchase price of $25 a share.

The Acxiom Board finalized its decision in a meeting held on Monday, December 19, its fifth recent meeting related to the VA proposal. The Board met on October 25 and agreed that additional analysis of the issues raised in the October 21 letter from VA should be conducted, and that further discussions should be held at the Board's next quarterly meeting scheduled for November 2. On November 2, the Board determined to schedule a meeting with representatives of VA and its investment banker to allow VA to present any information it desired to convey to the Board in support of its proposal and to voice its suggestions for the Company, and to allow the Board to better understand VA's latest proposal. On November 22, a majority of the independent directors of the Board met with those representatives and discussed the issues raised by VA.

On December 3, the Board met with members of Acxiom's senior leadership team to review their business strategy, evaluate plans for execution of that strategy, analyze the prospects of achieving the Company's Financial Road Map, and receive management's response to the issues raised by VA. On December 19, the Board met with its financial advisor, and reviewed and discussed the VA proposal.

Based on all the information available to it, including the counsel of its financial and legal advisors, the Board voted unanimously at the end of the December 19 meeting to reject the VA proposal. It is the view of the Board that the VA proposal is not in the best interest of Acxiom's shareholders, clients or associates.

"The Board determined that Acxiom's current strategy positions the corporation well for success in both the short and long term," Acxiom Board Chairman Charles D. Morgan said. "Each of the Board members worked hard to understand all aspects of the situation and, among other things, considered

the viewpoints of VA as well as Acxiom's management, and in so doing made the decision it believes will produce the best outcome for Acxiom's shareholders, clients and associates."

The Board concluded that the expected shareholder value that will be created by following management's current strategy is well in excess of the VA proposal.

Among the key factors the Board cited in its decision were:
Confidence in management's ability to deliver improving financial results based on Q2 performance and quarter-to-date momentum for Q3, which ends December 31, prospects for Q4 of fiscal 2006, and prospects for fiscal 2007;
Continuing focus on the execution of the previously announced expense management initiatives;
Confirmation that the Company's investment in grid technology would soon be validated through a long-term development and go-to-market strategic relationship with a major technology company;
Confidence in the Company's ability to achieve the aggregate fiscal 2006 and longer-term goals of its Financial Road Map; and
Input from major clients on the potential disruption associated with VA proposal.

"We have seen increasing strength in our business performance as our fiscal year has progressed, which we are confident will allow us to exceed consensus analysts' estimates and achieve the primary goals reflected in our Financial Road Map," Morgan said.

The Company expects to announce its third-quarter results on January 25, 2006, at which time it also will communicate its Financial Road Map targets for fiscal 2007.

About Acxiom

Acxiom Corporation (NASDAQ: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.